SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

           DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership

                          (Names of Subject Companies)

   MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED
  HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC

                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                    Subject Company                              CUSIP Number

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership

                    (CUSIP Numbers of Classes of Securities)
                             -----------------------


                                              Copy to:
Christine Simpson                             Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            Calculation of Filing Fee

Subject                                             Transaction      Amount of
Company                                             Valuation*       Filing Fee
-------                                             -----------      ----------

DSI REALTY INCOME FUND VI,
     a California Limited Partnership               $10,688,850      $  983.37
DSI REALTY INCOME FUND VII,
     a California Limited Partnership               $ 9,840,000      $  905.28
DSI REALTY INCOME FUND VIII,
     a California Limited Partnership               $10,080,000      $  927.36
DSI REALTY INCOME FUND IX,
     a California Limited Partnership               $11,663,340      $1,073.03
DSI REALTY INCOME FUND XI,
     a California Limited Partnership               $ 8,000,000      $  736.00
                                                    -----------      ---------

Total                                               $50,272,190      $4,625.04

* For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.

Subject                                         Offer Price      Maximum Number
Company                                         Per Unit         of Units Sought
-------                                         -----------      ---------------

DSI REALTY INCOME FUND VI,
     a California Limited Partnership             $450               23,753
DSI REALTY INCOME FUND VII,
     a California Limited Partnership             $410               24,000
DSI REALTY INCOME FUND VIII,
     a California Limited Partnership             $420               24,000
DSI REALTY INCOME FUND IX,
     a California Limited Partnership             $380               30,693
DSI REALTY INCOME FUND XI,
     a California Limited Partnership             $400               20,000

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $7,483.24
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidders
         Date Filed: April 4, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO filed on April 4, 2002, by MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC (collectively the "Purchasers") to purchase Units of Limited Partnership Interest ("Units") of each of the subject companies (collectively the "Partnerships" and each a "Partnership"), and amended as of April 25, 2002, is hereby further amended as set forth herein. The Purchasers hereby amend the Offer Price per Unit to the increased prices set forth in the table below with respect to the Units of each Partnership. The Purchasers also hereby extend the Expiration Date to June 30, 2002. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

                                            New Offer Price         Maximum
Subject Company                             Per Unit                Units Sought
---------------                             ---------------         ------------

DSI REALTY INCOME FUND VI,
     a California Limited Partnership           $450                  23,753
DSI REALTY INCOME FUND VII,
     a California Limited Partnership           $410                  24,000
DSI REALTY INCOME FUND VIII,
     a California Limited Partnership           $420                  24,000
DSI REALTY INCOME FUND IX,
     a California Limited Partnership           $380                  30,693
DSI REALTY INCOME FUND XI,
     a California Limited Partnership           $400                  20,000

         The total purchase consideration if all Units are tendered and accepted for payment is $50,272,190. To date holders have tendered six Units of DSI REALTY INCOME FUND VI, a California Limited Partnership. No other Units have been tendered and not withdrawn.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(5)   Letter to Unit holders dated May 30, 2002
         (a)(6)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 29, 2002

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON GROWTH FUND 2, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 17, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 18, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

 MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit     Description                                                Page

(a)(5)      Letter to Unit holders dated May 30, 2002
(a)(6)      Press Release